Exhibit 99.1

Genetic Technologies 15th July 2019 ASX Level 4 North Tower, Rialto 525 Collins Street Melbourne VIC 3000 Attention: Manager Company Announcements The attached Appendix 3Z final interest notice has been completed based on the awareness of the Company, but the Company notes that Sam Lee is yet to respond to a request from the Company to confirm that the attached correctly reflects Sam Lee’s final interest. Accordingly, if Sam Lee does subsequently notify the Company his final interests are different to what is in the attached, the Company will then update Sam Lee’s Appendix 3Z final interest notice. Thank you, Justyn Stedwell Company Secretary GENETIC TECHNOLOGIES LIMITED Genetic Technologies Limited • Website: www.gtglabs.com.au • Email: info@gtglabs.com.au ABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone 61 3 8412 7000 • Fax 61 3 8412 7040

Appendix 3Z Final Director’s Interest Notice Rule 3.19A.3 Appendix 3Z Final Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/9/2001. We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act. Part 1 – Director’s relevant interests in securities of which the director is the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Part 2 – Director’s relevant interests in securities of which the director is not the registered holder Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust + See chapter 19 for defined terms. 11/3/2002 Appendix 3Z Page 1 Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest None Number & class of securities Number & class of securities Nil Name of director Samuel Xue Lee Date of last notice 5 June 2019 Date that director ceased to be director 9 July 2019 Name of entity Genetic Technologies Limited ABN17 009 212 328

Appendix 3Z Final Director’s Interest Notice Part 3 – Director’s interests in contracts Dated: 15 July 2019 + See chapter 19 for defined terms. Appendix 3Z Page 2 11/3/2002 Detail of contract Nature of interest Name of registered holder (if issued securities) No. and class of securities to which interest relates